VRDT Corporation
12223 Highland Ave
Suite 106-542
Rancho Cucamonga, CA 91739

January 24, 2013

Via EDGAR

Craig Slivka, Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Extension to Respond to Commission Correspondence

Dear Mr. Slivka:

We hereby notify you that we will be filing a response to the correspondence received from the Commission dated January 8. 2013, in regards to our Current Report on Form 8-K Amendment #2 filed December 26, 2012, Form 10-K for the Fiscal Year Ended March 31, 2012 Amendment #2 filed December 26, 2012, and Form 10-Q for the Fiscal Quarter Ended September 30, 2012, filed on November 19, 2012, on Wednesday, January 30, 2013. The reason for our delay is a confluence of many factors, including, my illness with influenza and the need to obtain verbal direction from the SEC staff participating in the review of our submissions.

Thank you.

Sincerely,

Dennis James Hogan
Chief Financial Officer